SECURITIES AND EXCHANGE COMMISSIONS

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notifications by Scottish Power plc on Schedule 11, each dated June 27, 2003, of interests of directors and connected persons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc (Registrant)

Date	June 27, 2003	By:	/s/ Donald McPherson
Donald McPherson Assistant Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

Scottish Power plc

2)  Name of director

Sir Peter Gregson

3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Sir Peter Gregson

4)  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSDL Nominees Limited

5)  Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Sir Peter Gregson

6)  Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Single Company PEP - Automatic Reinvestment of Dividend.

7)  Number of shares/amount of stock acquired

21 Shares

8)  Percentage of issued class

0.00%

9)  Number of shares/amount of stock disposed

n/a

10)  Percentage of issued class

n/a

11)  Class of security

Ordinary 50p Shares

12)  Price per share

369p

13) Date of transaction

18 June 2003

14)  Date company informed

27 June 2003

15)  Total holding following this notification

1,207

16)  Total percentage holding of issued class following this notification

0.00007%

If a director has been granted options by the company please complete the following boxes

17)  Date of grant

n/a

18)  Period during which or date on which exercisable

n/a

19)  Total amount paid (if any) for grant of the option

n/a

20)  Description of shares or debentures involved: class, number

n/a

21)  Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22)  Total number of shares or debentures over which options held following this notification

n/a

23)  Any additional information

n/a

24)  Name of contact and telephone number for queries

Donald McPherson

0141 566 4675

25)  Name and signature of authorised company official responsible for making this notification

Donald McPherson

Date of Notification 27 June 2003